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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70345

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING   **AUGUST 14, 2020**   AND ENDING   **DECEMBER 31, 2020**
                                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **PANTEK SECURITIES, LLC**

	OFFICAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)	FIRM ID. NO.

154 CALLE RAFAEL CORDERO, OFFICE #506
(No. and Street)

SAN JUAN	**PR**	**00901**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
NATALIE MILLER   **706-429-2199**
                                                                                         (Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TPS THAYER
(Name - *if individual, state last, first, middle name*)

1600 HWY 6, SUITE 100 SUGAR LAND	**TEXAS**	**77478**
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
information contained in this form are required to respond unless
the form displays a current valid OMB control number.









OATH OR AFFIRMATION

I, JOHN BELL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or PANTEK SECURITIES, LLC, as of DECEMBER 31, 2020 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to and suscribed before me by John Bell whom I Have identified by PR Drivers Licence # 7022283 Aff #262
in San Juan, Puerto Rico
this 26 day of February 2021.

[signature]
Public Notary

RICARDO DE FILLIPO ESPINOSA ABOGADO-NOTARIO

RECIBO
4018-02088766
Sello
9397
02/17/2021
$5.00
Sello de Asistencia Legal
80011-2021-0217-11002052

[signature]
Signature

CEO
Title

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PANTEK PARTNERS ADVISORS, LLC
FINANCIAL STATEMENTS AND SCHEDULES

For the Year Ended
December 31, 2020
With Report of Registered Public Accounting Firm



TPS THAYER
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Director and Members
Pantek Partners Advisors, LLC
151 Calle Francisco Suite 200
San Juan, Puerto Rico, 00901

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition Pantek Partners Advisors, LLC (the "Company") as of December 31, 2020, and the related statements of operations, changes in member's equity, and statement of cash flows for the year then ended, December 31, 2020, and the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplementary Information

The supplemental schedule has been subjected to the auditing procedures performed in conjunction with the audit of Pantek Partners Advisors, LLC's financial statements. The supplemental information is the responsibility of Pantek Partners Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

TPS Thayer, LLC

TPS Thayer LLC

We have served as Pantek Partners Advisors, LLC's auditor since 2021.
Sugar Land, TX
March 1, 2021

www.TPSCPAS.com
1600 Highway 6, Suite 100 | Sugar Land, TX 77478 | T: 281.552.8430 | F: 281.552.8431

PANTEK PARTNERS ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
as of December 31, 2020

ASSETS

Current Assets:		
Cash and cash equivalents	$	89,148
Accounts receivable		27,500
Prepaid expenses and other assets		221
Total Current Assets:	$	116,869
Total Assets	**$**	**116,869**

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities		
Accounts payable and accrued expenses	$	6,322
Due to related party		700
Unearned revenue		20,000
Total Current Liabilities	$	27,022
Total Liabilities	**$**	**27,022**
Commitments & contingencies	**$**	**-**
Member's equity		89,847
Total liabilities and member's equity	**$**	**116,869**

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Pantek Partners Advisors DBA Pantek Securities, LLC (the "Company"), is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company is a Puerto Rico limited liability company (LLC). The Company operates as a placement agent specializing in private placements of securities and financial advisory services.

Cash and cash equivalents: For the purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. As December 31, 2020, the Company had no uninsured cash balances.

Accounts Receivable:: The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be recorded as operating expenses when that determination is made.

Estimates: The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes: The Company, with the consent of its member, has elected under the Internal Revenue Code to be a Limited Liability Company for both federal and state income tax purposes. In lieu of corporation income taxes, the members of a Limited Liability Company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

New Accounting Pronounements: The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position included in an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary. The members and the Company are generally not subject to U.S. federal, state, or local income tax examinations related to the Company's activities for tax years before 2014.

Revenue Recognition:

Revenue from contracts with customers includes consulting revenue and fees from consulting agreements. The recognition and measurement of revenue is based on the assessment of individual contract terms. Revenue is recognized over the period of the contract that the services have been provided. Other income consisted of incentives from the Puerto Rico givernment which were recognized as received.

The Company's revenue is substantially derived from consulting services. Fees are recorded as earned.

PANTEK PARTNERS ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2020

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value of Financial Instruments:

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") ASC 820 "Fair Value Measurements and Disclosures," for assets and liabilities measured at fair value on a recurring basis. The adoption of ASC 820 had no effect on the Company's financial statements. ASC 820 accomplishes the following key objectives:

Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;

Requires consideration of the Company's creditworthiness when valuing liabilities; and

Expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their shortterm, highly liquid nature. These instruments include accounts receivable and accounts payable.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2020, the Company had net capital of $62,126, which was $57,126 more than its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was 43.50%.

NOTE C - RELATED PARTY TRANSACTIONS

During 2020 the Company had an expense sharing agreement ("ESA") in place with its Affiliate as it relates to rent, technology, and utilities provided by the Affiliate. The Company's expenses, pursuant to the terms of the ESA for the year ended December 31, 2020, were approximately $1,250. Related Party payable as of December 31, 2020 was $700.

NOTE D - ACCOUNTS RECEIVABLE

As of December 31, 2020, the Company had accounts receivable of $27,500, due from two customers, the Company has no allowance for bad debt as they believe the amounts to be collectable.

NOTE E - BUSINESS CONCENTRATIONS

The Company earned revenue from four customers, and did not have a large concentration of its revenue with a single customer for the year ended December 31, 2020.

NOTE F - COMMITMENTS AND CONTINGENCIES

The Company has no commitments or contingencies.

NOTE G - UNEARNED REVENUE

As of December 31, 2020 the Company had $20,000 of unearned revenue from one customer, to be recognized over the period of the contract.

NOTE H - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 1, 2021, the date which the financial statements were available to be issued, and has determined that the Company had no events occurring subsequent to December 31, 2020 requiring disclosure.



TPS THAYER
Certified Public Accountants

Report of Independent Registered Public Accounting Firm Exemption Review Report Pursuant to 17 C.F.R. § 240.17a-5(d)(1) and (4).

Director and Members
Pantek Partners Advisors, LLC
151 Calle Francisco Suite 200
San Juan, Puerto Rico, 00901

Dear Jack Bell:

We have reviewed management's statements, included in the accompanying Exemption Report, in which Pantek Partners Advisors, LLC identified the following provisions of 17 C.F.R. §240.17a-5(d)(1) and (4) under which Pantek Partners Advisors, LLC states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, consulting, and acting as finder; and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and

(3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Pantek Partners Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Pantek Partners Advisors, LLC is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Pullman Securities, LLC compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on managements statements. Accordingly we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (a) or (b)(2) of Rule 15c2-4 under the Securities Exchange Act of 1934.

TPS Thayer, LLC

TPS Thayer, LLC
Sugar Land, TX
March 1, 2021



Exemption Report

Pantek Securities, LLC (the "Firm") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

The Firm does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3; and the Firm is filing this Exemption Report in reliance on Footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Firm has no obligation under SEC Rule 15c3-3 because it does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; does not carry accounts of or for customers; and does not carry PAB accounts. The Firm conducts business activities involving private placements; mergers and acquisitions advisory services; fairness opinions; and commission sharing for business referred to other broker-dealers. We do not accept customer funds or securities and will not have possession of any customer funds or securities in connection with our activities.

The Firm had no exceptions to the provision identified above throughout the most recent fiscal year.

I, John Bell, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

John Bell

Authorized Signature

Managing Director

Title

February 14, 2021

Date